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December 4, 2020

Via EDGAR and Email

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Daniel F. Duchovny

Re:	Maiden Holdings, Ltd. Amended Schedule TO

Filed November 20, 2020

File No. 005-84099

Dear Mr. Duchovny:

On behalf of our client, Maiden Holdings, Ltd. (the “Company”), we hereby acknowledge receipt of the comment letter dated December 2, 2020 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning the above captioned Schedule TO-I (the “Schedule TO-I”).

We submit this letter in response to the Comment Letter on behalf of the Company. For ease of reference, we have reproduced the text of the Staff’s comment in bold-face type below, followed by the Company’s response.

The Company has today filed, via EDGAR, an amendment to Schedule TO-I (“Amendment No. 2”) together with this response letter.

Responses to Staff Comment

Schedule TO-I

1.	Please provide us your detailed legal analysis supporting your apparent conclusion that Rule 13e-3 does not apply to these tender offers.

Response: The Company respectfully acknowledges the Staff’s comment, and has included in Amendment No. 2 an additional condition to the consummation of the Offer.

Sidley Austin (CA) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

August 27, 2020

* * *

The Company acknowledges that the Staff may have additional comments after reviewing this response letter.

We appreciate your assistance in reviewing this response letter. Please direct any questions or comments regarding this filing to me at 212-839-5360.

Sincerely,

/s/ Robert Mandell

Robert Mandell, Esq.
Sidley Austin LLP

cc:	Samir A. Gandhi, Esq.
Sidley Austin LLP